UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

SAN Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

79781B 10 4

(CUSIP Number)

Marc J. Leder	Douglas C. Gessner, Esq.
Rodger R. Krouse	James S. Rowe, Esq.
Sun Capital Partners, LLC	Kirkland & Ellis LLP
5200 Town Center Circle, Suite 470	200 E. Randolph Drive
Boca Raton, Florida 33486	Chicago, Illinois 60601
(561) 394-0550	(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Solunet, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,137,124 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,137,124 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,137,124 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,137,124 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,137,124 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,137,124 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,137,124 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,137,124 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,137,124 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,137,124 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,137,124 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 193,702,033 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,137,124 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 76.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on April 4, 2003, as amended by Amendment No. 1 previously filed on April 13, 2004, Amendment No. 2 previously filed on March 28, 2005, Amendment No. 3 previously filed on May 17, 2005, Amendment No. 4 previously filed on June 30, 2005, Amendment No. 5 previously filed on November 18, 2005 and Amendment No. 6 previously filed on December 5, 2005 by Sun Solunet, LLC, a Delaware limited liability company (“Sun Solunet”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners II LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors II”), Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of SAN Holdings, Inc. (the “Issuer”) as follows:

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented by adding the following:

On March 2, 2006, the Issuer issued securities through a private placement transaction to Sun Solunet and other purchasers pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”). The Issuer issued to Sun Solunet 176.5 units (“Units”), with each Unit consisting of (i) one share of the Issuer’s newly designated convertible Series A Preferred Stock, no par value per share, initially convertible into 333,333 shares of the Issuer’s Common Stock, no par value per share; (ii) a warrant to purchase 166,667 shares of Common Stock exercisable until March 2, 2011 at an initial exercise price of $0.30 per share (“Warrant A”); and (iii) a warrant to purchase 166,667 shares of Common Stock exercisable until March 2, 2011 at an initial exercise price of $0.50 per share (“Warrant B”). On the same date, the parties also entered into a Registration Rights Agreement (“Registration Rights Agreement”) pursuant to which the Issuer granted registration rights with respect to shares of Common Stock issuable on the conversion of the Series A Preferred Stock or on the exercise of the warrants purchased under the Securities Purchase Agreement. The Issuer also agreed to provide, subject to certain limitation, “piggy back” registration rights for these securities.

The preceding summary of terms of the Securities Purchase Agreement, Warrant A, Warrant B and the Registration Rights Agreement is qualified in its entirety by reference to the detailed provisions of the Securities Purchase Agreement, Warrant A, Warrant B and Registration Rights Agreement, a copy of each of which is attached hereto as Exhibit O, Exhibit P, Exhibit Q and Exhibit R, respectively, and incorporated herein by reference.

As consideration for the issuance of the Units, Sun Solunet exchanged $8,000,000 in debt the Issuer owed to Sun Solunet pursuant to the assignment of the Harris Facility to Sun Solunet in November 2005. As a result of this exchange of debt, issuance of Units and the Issuer’s payment of a portion of the outstanding indebtedness owed to Sun Solunet, the Issuer and Sun Solunet terminated the Credit Support Agreement that required the Issuer periodically to issue warrants to Sun Solunet based on the amount of debt outstanding under the Credit Support Agreement (“Credit Support Termination Agreement”).

The preceding summary of terms of the Credit Support Termination Agreement is qualified in its entirety by reference to the detailed provisions of the Credit Support Termination Agreement, a copy of which is attached hereto as Exhibit S and incorporated herein by reference.

In a letter agreement (“Sun Solunet Letter”), dated March 2, 2006, Sun Solunet agreed to call a shareholder meeting to vote on a reverse stock split of the Issuer’s Common Stock and an increase in the Issuer’s authorized capital in an amount sufficient, as determined by the Board of Directors, to provide for the issuance of all shares of the Issuer’s Common Stock issuable on the exercise of the warrants and conversion of the Series A Preferred Stock issued pursuant to the Securities Purchase Agreement. Sun Solunet agreed to vote its shares in favor of these proposals. In addition, Sun Solunet agreed to cause the

Sun Solunet directors to take steps reasonably necessary to cause certain governance changes to the Issuer, including (i) reducing the size of the Board of Directors to 9 or fewer directors; (ii) increase the size of the Audit Committee to include at least three independent directors; (iii) requiring future decisions regarding compensation of the Issuer’s executive officers to be recommended to the Board Of Directors for determination be either a majority of the independent directors or a compensation committee composed solely of independent directors.

Sun Solunet’s obligations under the Sun Solunet Letter terminate on the earliest of (i) an agreement of at least 66% of the purchasers other than Sun Solunet; (ii) March 2, 2011; (iii) the date on which purchasers other than Sun Solunet collectively own less than 25% of the securities they purchased pursuant to the Securities Purchase Agreement; or (iv) the date on which a majority of the Issuer’s directors are not Sun Solunet directors.

The preceding summary of terms of the Sun Solunet Letter is qualified in its entirety by reference to the detailed provisions of the Sun Solunet Letter, a copy of which is attached hereto as Exhibit T and incorporated herein by reference.

The shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant A and Warrant B constitute approximately 23.20% of the Issuer’s outstanding Common Stock.  Upon conversion, the shares of Series A Preferred Stock would constitute 23.20% of the Issuer’s outstanding Common Stock.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented by adding the following:

Pursuant to the terms of the Securities Purchase Agreement, Sun Solunet acquired 176.5 shares of the Issuer’s Series A Preferred Stock with each Series A Preferred Stock Share convertible into 333,333 shares of the Issuer’s Common Stock, for a total aggregate conversion of 58,833,275 shares of Common Stock.  Pursuant to the terms of Warrant A (as defined in Item 3 above), Sun Solunet may purchase, at a price per share of $0.30, an aggregate of 29,416,726 shares of Common Stock of the Issuer.  Pursuant to the terms of Warrant B (as defined in Item 3 above), Sun Solunet may purchase, at a price per share of $0.50, an aggregate of 29,416,726 shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:

(a)           As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 195,137,124 shares of Common Stock, or approximately 76.9% of the Common Stock outstanding.  This number is comprised of (a) 55,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty

Warrant, (g) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant A, (h) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant B, (i) 176.5 shares of Series A Preferred Stock that are held directly by Sun Solunet and (j) 1,435,091 shares of Common Stock that are held directly by the Phelans.

(b)           Each Reporting Person may be deemed to have shared power to vote or direct the vote of 195,137,124 shares of Common Stock, or approximately 76.9% of the Common Stock outstanding.  This number is comprised of (a) 58,968,562 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant, (g) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant A, (h) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant B, (i) 176.5 shares of Series A Preferred Stock that are held directly by Sun Solunet and (j) 1,435,091 shares of Common Stock that are held directly by the Phelans.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 193,702,033 shares of Common Stock, or approximately 76.3% of the Common Stock outstanding.  This number is comprised of (a) 58,833,452 shares of Common Stock that are held directly by Sun Solunet, (b) 7,715,545 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Guaranty Warrant, (c) 3,086,218 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the March 2005 Supplemental Warrant, (d) 2,244,522 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the May 2005 Guaranty Warrant, (e) 480,969 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the June 2005 Supplemental Warrant, (f) 6,539,490 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of the November 2005 Guaranty Warrant, (g) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant A, (h) 29,416,726 shares of Common Stock that are issuable, currently or within 60 days of this report, to Sun Solunet pursuant to the terms of Warrant B and (i) 176.5 shares of Series A Preferred Stock that are held directly by Sun Solunet.

The Reporting Persons and the Phelans may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Shareholders Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with the Phelans.  The table below lists the number of shares beneficially owned by the Phelans in which the Reporting Persons may be deemed to have beneficial ownership because of the Shareholders Agreement and the Registration Agreement.

Name:	Shares:
Michael J. Phelan and Sarah H. Phelan	1,435,091

(c)                                  On April 13, 2004, each share of Series B Preferred Stock of the Issuer was automatically converted into 50,000 shares of Common Stock of the Issuer upon the effectiveness of an amendment to the Issuer’s articles of incorporation increasing the number of authorized shares of Common Stock.  Sun Solunet’s 729.3712335 shares of Series B Preferred Stock were converted into 36,468,562 shares of Common Stock and the Phelans’ 18.7018265 shares of Series B Preferred Stock were converted into 935,091 shares of Common Stock.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 7.	Material to Be Filed as Exhibits

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons*

Exhibit B	-	Agreement and Plan of Merger*

Exhibit C	-	Management Services Agreement*

Exhibit D	-	SANZ Warrant*

Exhibit E		Assignment Agreement*

Exhibit F	-	Shareholders Agreement*

Exhibit G	-	Registration Agreement*

Exhibit H		Credit Support Agreement**

Exhibit I		March 2005 Guaranty Warrant**

Exhibit J		March 2005 Supplemental Warrant**

Exhibit K		May 2005 Guaranty Warrant***

Exhibit L		June 2005 Supplemental Warrant****

Exhibit M	November 2005 Guaranty Warrant*****

Exhibit N	Sun Guaranty Amendment******

Exhibit O	Securities Purchase Agreement

Exhibit P	Warrant A

Exhibit Q	Warrant B

Exhibit R	Registration Rights Agreement

Exhibit S	Credit Support Termination Agreement

Exhibit T	Sun Solunet Letter

*Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on April 4, 2003.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 28, 2005.

***Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 17, 2005.

****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on June 30, 2005.

*****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on November 18, 2005.

******Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on December 5, 2005.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2006	SUN SOLUNET, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co CEO

Date: March 9, 2006	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co CEO

Date: March 9, 2006	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co CEO

Date: March 9, 2006	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co CEO

Date: March 9, 2006	/s/ Marc J. Leder
Marc J. Leder

Date: March 9, 2006	/s/ Rodger R. Krouse
Rodger R. Krouse